Exhibit 99
LETTER TO SHAREHOLDERS

What a Year!
Each year when I choose the theme for the annual report, I have an internal debate with myself over the exact right word or words to help describe that given year. That did not happen this year. I knew very early on that “Resilience” was the perfect expression of 2020.

In March 2020, when the first of hundreds of conversations with my team began, we knew that times such as these required a cogent plan with a lot of flexibility as the pandemic unfolded. I imagine that many companies did not have a clear blueprint for managing through these extraordinary events, including the social unrest that soon followed, and scrambled to react to the incoming obstacles. Thankfully, our guidance is very clear and led by our five Core Values. As we made decisions that would impact our employees, customers, agents, communities, and shareholders, we reflected on always striving to do the right thing given the circumstances. Through our newly created Apron Relief Program, a nod to our iconic apron that stands for hard work, progress, and protection, we provided support for our constituents knowing that every dollar of assistance would help to ease their burden.

It was clear early on that shelter-in-place orders would limit vehicle miles driven and we saw that happen in April when miles driven reached its nadir. Since then, miles driven have varied based on specific state restrictions and expansion and contraction of COVID-19 cases. That said, early on we knew that the right thing to do, following our Golden Rule core value, was to provide $1.1 billion of relief quickly in the form of credits to our personal auto policyholders. We normally like to be more surgical when approaching a problem, but we knew that time was of the essence. In addition, from April through December, we filed personal auto rate changes that averaged a decrease of approximately 3% in over 40 states that represent approximately 85% of our countrywide personal auto premium, thereby providing our customers aggregate annualized savings estimated at $800 million. Also, during the first couple of months of the pandemic, we granted billing leniency, where we did not cancel policies for nonpayments, and gave options to customers who needed our assistance with paying their premiums. I’ve heard directly from many customers regarding how appreciative they were with how they have been treated during this tumultuous time. I could go on and on, but I thought that sharing this email from a claim representative helps to show how we think about the customers that we are so privileged to serve.

“Good morning Progressive family! I recently had a claim where I had to total a car our insured was living inside with his young daughter and it broke my heart. After shedding a tear (many tears), it immediately reminded me of how important our jobs are here at Progressive. How every interaction we have with our customers is an opportunity for us to make a positive impact in our customers’ lives. While we couldn’t do anything about their car, we were able to walk them through a difficult situation they knew little about.

So, if you’re having a bad day, stressed out, or are going through something yourself, it is always good to stop…take a deep breath…and remind yourself about the golden rule to treat our customers like they are family.”

This email also reminds us that homelessness happens for many reasons and is always tragic, especially so during a global pandemic. Along with donating to causes to help curb homelessness, in 2019 we decided to partner with a non-profit organization, Humble Design, to address this societal issue.

This new relationship extends our community outreach platform to include furnishing homes for the homeless, in addition to our annual veteran vehicle giveaways through our Keys to Progress® program. Humble Design’s mission is to serve individuals, families, and veterans emerging from homelessness by furnishing empty homes with donated furniture and household goods. Statistics show that approximately 50% of homeless families placed in permanent housing return to shelters within 12 months. According to Humble Design, its transformation of empty houses into warm and welcoming homes has reduced that number to less than 1% for the more than 1,500 homes transformed since its inception in 2009. Humble Design’s dedication to helping homeless families move forward aligns very well with Progressive’s commitment to making progress and continuously striving to do better.

Despite the COVID pandemic and with our assistance, Humble Design established a Cleveland presence in 2020 – setting up its fifth local operation (they also have locations in Chicago, Detroit, San Diego, and Seattle). By mid-summer, Progressive employees were helping them fill the Cleveland warehouse with furnishings and household goods to enable Humble Design Cleveland to serve several local families through either curbside delivery of furniture and needed household items or a full home design experience (called “home decos”).

Humble Design is on pace to do at least one curbside delivery or full home deco throughout Cleveland weekly throughout 2021. Providing funding for expansion into other cities where Progressive operates is under consideration as we better understand the pandemic situation and the local needs of the homeless population in those communities.

As if a pandemic headwind wasn’t enough, as a country we encountered many tragic events during 2020 that highlighted the need for Progressive to make an even greater commitment to equality. I highlighted some of our initiatives in my third quarter letter to shareholders and thought it was important to reiterate our assurance that we will aggressively work on the following:

•maintaining a fair and inclusive work environment
•contributing to our communities
•reflecting the customers we serve
•having our leadership reflect the people they lead

We know that when people can bring their whole selves to work, we all benefit and it just makes work seem a lot less like, well work. Having been at Progressive for over 33 years, it has been a joy to be a part of getting the company to where it is with our Diversity and Inclusion initiatives, and I’m thrilled to lead, alongside the entire Progressive leadership team, the next wave of objectives. Make no mistake that we still have much work to do, and our commitment has never been stronger.

Creating a better future for our employees, agents, communities, shareholders, and the millions of customers who trust us to protect what’s most important to them is very important to us. Recently, we published our inaugural Corporate Sustainability Report. We’ve made considerable progress over the years, and we believe now is the time to publicly share what we’ve accomplished and the work that lies ahead of us. Please take the time to view the report on our Investor Website at progressive.com/sustainability.

Details of the Year
The information provided in the business unit operating summaries gives more complete particulars but suffice it to say that 2020 was a year of uncertainty and that uncertainty remains as we head into 2021. The key, of course, is to focus on being nimble while concentrating on our customers. We are doing our best to personalize every conversation when customers need our help and we are being as flexible with them as we can during these trying times. We also provide our usage-based insurance offerings (Snapshot®, SmartHaul®, and Snapshot Proview®), in both our Personal and Commercial Lines businesses, as another way that consumers and customers are able to help control the cost of their vehicle policies based on their driving behaviors. In turn, we hope that they will show support with their decision to choose, and stay, with Progressive. Our retention (measured by policy life expectancy or PLE) shows consistent improvement throughout the year, although we believe a portion of the PLE increase is due to billing leniency efforts in place during part of 2020.

The year ended with a companywide combined ratio (CR) of 87.7 and year-over-year net premiums written (NPW) growth of 8%. We are delighted with these results given both the amazing prior year results and all that came our way during this turbulent year. Our ultimate measure of growth is policies in force (PIFs). On a companywide basis, PIFs increased 11%, and we continue to narrow the gap on the competition. We know we have a long way to go but are more than up for that challenge.

Our Personal Lines CR ended the year at an 86.8, reflecting lower frequency of accidents partially offset by higher severity and the credits we gave personal auto policyholders. NPW growth was 7% and personal auto PIF growth was 11%. Special lines, our recreational vehicle products, had a good year as well, with very strong PIF growth of 8%, reflecting the desire for people to enjoy the outdoors while also social distancing.

Commercial Lines wrapped up the year with solid NPW growth of 11% at a CR of 87.0; however, it was a tale of two cities. We had very impressive growth in our for-hire transportation business market target, reflecting the greater demand for shipping services in light of the pandemic. In addition, our Business Owners Policy (BOP) was active in 17 states in the agency channel at year end and, during the fourth quarter 2020, BOP was added to our

BusinessQuote Explorer® (BQX) platform in the direct channel. On the other hand, our transportation network company (TNC) premiums declined during the year because premiums for this product are based on actual miles driven, which decreased significantly as the shelter-in-place restrictions were in effect. Nevertheless, it is very exciting to see our investments in many of our Horizon Two initiatives come to fruition.

The 2020 Atlantic hurricane season was the most active on record with 30 named storms through November. Twelve of these storms made landfall in the contiguous United States, breaking the record of nine set in 1916. These storms contributed to the underwriting loss in our Property segment, which ended the year with a CR of 107.1. Our Property NPW growth continued to be strong at 13% and we feel confident that we have the pricing and product enhancements in place to get closer to our target margins.

In 2020, our investment portfolio achieved a fully taxable equivalent total return of 7.9%. The returns were very similar to last year, however the path to achieving those gains was very different. While 2019 saw steadily increasing markets, 2020 saw heightened volatility brought on by the COVID pandemic and the economic shutdowns that followed. We were fortunate to enter the year with a relatively conservatively structured portfolio that allowed us to add some very attractive investments during the sharp market selloff. Our fixed-income portfolio earned a 6.7% return as lower interest rates, and our ability to navigate volatile credit markets drove strong performance. Our equity portfolio earned an annual return of 24.3%, as a large first quarter decline was followed by gains throughout the rest of the year.

Another year of strong, profitable growth on both the operating and investing sides of our business pushed the size of our portfolio to over $47 billion by the end of the year. With this continued growth in the portfolio, we are expanding our investment team to ensure a continued focus on both protecting the balance sheet and earning a strong risk-adjusted return on our investments.

During each quarter in 2020, we paid a regular dividend of 10 cents per common share. In December 2020, the Board of Directors declared an additional $4.50 per share, or $2.6 billion. Both the fourth quarter and annual 2020 dividends were paid on January 15, 2021.

Our Strategic Pillars
Our quest to having an enduring business through questioning everything and having an always growing mindset was even more critical in 2020. At every turn, we challenged ourselves on how we wanted to connect with all of our constituents employing the successful four cornerstone construct that we put into place many years ago.

At the heart of everything are our Core Values (who we are) and our Purpose (why we are here). These two tenets serve as the underpinnings of our special culture. We overlap that with our Vision (where we are headed) and then, where the ultimate rubber meets the road, with our Strategy (how we are going to get there).

We make investments in each of our four strategic pillars and regularly debate and discuss tradeoffs to ensure that we are driving closer to our ultimate goal, while remaining flexible in an ever-changing environment like we witnessed this year.

There are so many elements that are essential and need to fall into place in order to be successful, and that starts with my team. In a normal year, I wouldn’t call out this team, but I feel so honored and am privileged to work side-by-side with this incredible group of leaders. We worked together on a daily basis with great alacrity, while also having lively discussions where we challenged each other, making the ultimate outcomes on so many topics better. The power in having these discussions is that, in the end, we are unified as a team and are able to swiftly achieve more collectively.

People and Culture:
People and our culture are our most important sources of competitive advantage, and these are advantages that are earned and nurtured over the long-term. When I present to new hire classes or interview people who wish to join Progressive, the primary topic that I attempt to explain is our amazing culture. I give concrete examples of how we live our Core Values and share our efforts around Diversity, Inclusion, and the importance of personal development. The stories resonate, but there is nothing like living through a crisis or two, as a country and company, to bring an already magnificent culture to life. It is times such as these that we shine.

During the pandemic, we were proud to be able to continue to keep Progressive people employed and our primary goal has been, and continues to be, their health and safety. Due to decreased driving and shopping for insurance, there were certainly periods, especially early in the pandemic, when we had more than ample staff. We quickly pivoted and stopped hiring for a period and ensured our people had adequate time to plan for their and their families’ personal safety and security. In addition, we provided financial relief, including advances on a portion of our annual bonus program, additional vacation days, and paid time off for those who were unable to work.

We also established the Progressive Employee Relief Fund that currently grants from $500 to $2,500 to eligible employees facing unforeseen personal hardship. Employees with ongoing needs are eligible to seek assistance from the Progressive Insurance Foundation twice in a 12-month period. This program was something we have talked about creating for some time and we sprang into action to get it set up in 2020.

Here are a few anonymous quotes that tell the story better than I can.

“This grant in some ways saved my life! The grant helped me stay current with my monthly bills and gave me piece of mind while taking the time to care for my children and their health during the current pandemic. It helped my day-to-day life because I was able to stay current in a time of uncertainty and the best part was being able to take care of my family’s day-to-day needs with the assistance.”

“When I got approved, I cried. I take care of my daughter who lost her job and my granddaughter as well. It’s not easy but this program blessed my family and kept me from getting an eviction notice.”

“The reason I applied for the grant assistance is because my husband’s job had a shut down in March due to COVID-19 which caused us a financial hardship. The grant allowed us to make a mortgage payment and not fall behind on our home loan. The grant was a huge help as it took a lot of stress off our shoulders in regards to our home payment which would be a great benefit to anyone in the same position.”

In addition, Progressive employees donated over $1 million of their vacation time to their co-workers in need, providing additional paid time off for employees who need to care for themselves or their families.

During this time, we also invested in other stakeholders that we expected needed assistance, specifically our agents, body shops, and first responders.

While agents are independent from Progressive, they often feel like family and, just as our Core Values state, we treat them in the way that they want to be treated. This note that we received from a valued West Virginia agent is a fitting example of how our employees bring their whole selves to work each and every day.

“I was heartbroken to hear of Velesia’s (an inside sales representative who was with Progressive for 21 years) passing. We had a business relationship that grew into a friendship many years ago as we started sharing stories of our families. Velesia, or “Flo” as I affectionately called her, even met my wife and children during one of her office visits. I certainly am not the largest Progressive Agent but have built a nice book of business, which is a direct reflection of “Flo” and her manager guiding me. I want to thank Progressive for having such outstanding people to work with. I strongly value my relationship with the company.”

Since March, I received thousands of personal notes from the incredible people of Progressive where we shared our fears, vulnerabilities, and hopes for the future. Those notes lifted me up more than they can ever know and cemented what an honor it is to be able to lead the 43,000+ Progressive people.

Our ability to communicate and rely on each other, albeit virtually, was our strong suit this year. My team and I sent videos and written documents to Progressive employees and had countless virtual town halls. We talked about the feelings that many of us have experienced during COVID, racial injustice, and a contentious election. We had many sessions on what we call “courageous conversations” where we educated ourselves using hypothetical scenarios that presented diversity and inclusion challenges then discussed how we would and could approach those situations. Those brave conversations helped us to identify our own unconscious biases and turn those biases into change.

I’m elated to report that since we began measuring engagement with Gallup, our 2020 results were at an all-time high. In addition, our employee turnover is the lowest it has been since the labor market disruptions from the great recession and our service levels have been excellent even after we have returned to robust new customer and policyholder growth.

Broader Needs of our Customers:
We are in the business of trust. Trust is somewhat easy when everything goes right in a relationship. Trust is tested during times when you may need it the most. Enter COVID and financial struggles for so many of our customers.

Aside from the credits and rate reductions that we have shared publicly, it was about the personal conversations that we had with our customers and where we gave them relief from the stress of what they were experiencing.

I thought that I would share with you a very small portion of some sentiments from our customers shared by our sales and service consultants who have been on the front line supporting our customers when they have needed us most.

“Due to COVID-19 I was laid off. My policy was not only renewed, you worked with me until I could pay my policy in full. Thank you so much for all that you do! And for considering how this event affected so many, I know for me it meant more than words can express.”

“Everyone was so nice as my life was crumbling around me. I couldn’t stop crying when the agent granted me a lee way. I had been placed in quarantine from a job with no benefits. It was the hand offering help I needed.”

“The customer service rep that helped me was very pleasant and understanding with my situation. She helped me figure out what I could do to keep my insurance even during the COVID-19 pandemic.”

“Thank you very much for your support while the country is going through a tough time. The phone agent was amazing and solved my issue.”

“Oh my God! Oh my God! I’m sorry I don’t mean to cry but thank you so much. You just don’t know how much that means to us. I feel like I can’t breathe! Thank you so much. Thank you for making my day. I really appreciate you today. Well I’m a forever customer now for sure. God bless you so much. Have a beautiful life.”

We continue to invest in serving our customers in the way in which they desire to interact with us. We want the choice of where, when, and how they choose those interactions to be what works best for them.

Our investments in our mobile native application, HomeQuote Explorer® on the Personal Lines side and BusinessQuote Explorer® on the Commercial Lines side, are just a few examples of giving our customers choices. We’ve always been about choice from our early days comparing our rates with the rates of the competition, even if our rate wasn’t the lowest, and transparency remains part of our DNA.

Using our product comes in the form of a claim. This year, we were challenged by the inability to physically be by the side of cars to perform inspections. Because we had previously tested using photos and videos as an alternate method of inspection, we didn’t miss a beat in making sure that our estimates were both timely and accurate while working remotely.

Our customers live in the same communities where our employees live, and we took this year to make sure to help out our fellow neighbors and friends through giving to a variety of charities. It was just the right thing to do, and we hope that our involvement helped in some small way.

In the end, everything we do is with our customers in mind and this year proved that over and over.

Charitable Contributions
Feeding America	$4,000,000
Insurance Institute for Highway Safety	3,623,000
American Red Cross	2,500,000
Big I Agent Relief Fund	2,000,000
Direct Relief	2,000,000
National Alliance to End Homelessness	1,500,000
Apron Relief (employee assistance) Fund	1,491,000
Equal Justice Initiative	1,000,000
Keys-to-Progress	710,000
Humble Design	500,000
United Way Worldwide (Mask Challenge)	500,000
The Arc of the United States	250,000
CenterLink, Inc.	250,000
Dress for Success Worldwide	250,000
Family Promise	250,000
Fisher House Foundation, Inc.	250,000
National Coalition for the Homeless, Inc.	250,000
Together We Rise	250,000
$21,574,000

Leading Brand:
The year 2020 challenged us to define who we are as a brand. Our brand isn’t just an 11-letter company name, it’s over 43,000 employees, 40,000 independent agents, 24 million policyholders, and the millions of people who we share our communities with.

The year 2020 also challenged us to think about why we exist as a company. Our product is insurance, but we’re in the business of protection. Doing what we can to ensure that our employees, agents, customers, and communities are safe and cared for, especially as we embarked upon an unprecedented journey, is why we do what we do.

Marketing is often the most outward expression of a brand. While 2020 certainly brought some unknowns, the year helped us to focus on what matters most. For us, it was about more than words. It was about action. We let our brand promise guide us – When it matters to you. It matters to us. And we’ll help you protect it – and we put our words into action to prove it.

It’s not typically in our nature to talk about our actions, but we thought it was important for our constituents to know how we were responding, so we updated a national TV spot originally aired in 2013, that shared a bit about the importance of our iconic apron and the details of the Apron Relief Program. It was my first time recording a voice-over for a commercial, but it wouldn’t be our last pivot for how to handle marketing in the middle of a pandemic and social distancing.

We embraced our new virtual lifestyle, and virtually headed to Hollywood to create a series of Work from Home spots featuring our beloved Super Store characters. This production was a first of its kind with seamless collaboration between our internal and external advertising agency partners. It was 100% virtually directed, shot on mobile devices, with talent handling their own make up, wardrobe, set, and lighting, from the comfort and safety of their own homes. Work from Home cut through the somber sea of sameness, and its relevance connected with people in an authentically on-brand way. Our funny-because-it’s-true tonality was exactly what people needed, even when what we were living through was anything but funny.

Throughout the year, we relied on strategically led speed to keep our marketing plan in motion. We adjusted and pivoted based on the need of the moment. We reacted in real-time, pushing our own boundaries of where and how we could produce relevant, high-quality content. When we couldn’t shoot in Los Angeles, we did it in Cleveland. As an example, when we needed a specific camera angle but wanted to be distant from our actors, we used a baby monitor to record. Our cast of network characters – Flo, Jamie, Dr. Rick, Sign Spinner, Babyman, Motaur, and Baker Mayfield among others – continued to showcase their relatability and kept fans entertained and craving more. In 2020, we produced more television and online video content than ever before.

We teamed up with Whole Foods Market to introduce the Turkey Protection Plan to keep the most important meal of the year safe from Thanksgiving cooking mishaps, showing our quest for a combination of both relevance and humor.

COVID challenged us to question everything we knew about marketing. We had to out-create and out-think what could be possible in a world that was feeling sort of impossible. We are fortunate that our brand will come out of this stronger, with unflappable creative resiliency that will benefit us through whatever comes next -- a silver lining to marketing through a pandemic.

Competitive Prices:
Pricing segmentation, cost efficiency, accurate claims handling, and expense management are all key components of this strategic pillar. In 2020, we made very conscious decisions to balance the near-term and long-term across these components.

I’m also happy to report we are very well-positioned for further growth in 2021. Our expense ratio, excluding policyholder credits, was 21.0 points, which, while up 0.5 points versus 2019, is still very competitive. Our Personal Lines non-acquisition expense ratio (which excludes advertising and commission costs) was down 0.3 points versus 2019. Our loss adjustment expense ratio was also down 0.3 points. And again, and most importantly, we’ve supported our people and retained our culture, which we know pays huge dividends going forward.

As with all decisions that we make, we weigh the importance of expense management with current events and our culture and values.

Let’s wrap up 2020
To state the obvious, COVID-19, the emotional toll of social unrest, and a contentious presidential election sure made for a pernicious year. In some way, shape, or form, we were all affected through the loss of loved ones, fear of violent actions, and lives interrupted.

However, with all that occurred in 2020 and even into 2021, I remain sanguine about the future of our great country and most of all Progressive.

The resilience that the people of Progressive and this country have shown was not surprising but nonetheless amazing. I’m so proud on many levels.

I am eager to see what 2021 brings and, while I believe things will never be quite the same, I believe that we will look back on 2020 as a year where there were many silver linings and that the experiences we all lived through gave us time to reimagine an even better and stronger Progressive.

Best,
Tricia Griffith

/s/ Tricia Griffith
Tricia Griffith
President and Chief Executive Officer